EXHIBIT 11

MARKWEST HYDROCARBON, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
(000s, except per share data)

	For the Quarter Ended September 30, 2000	For the Year Ended September 30, 2000
Net income	$1,325	$5,686
Weighted average number of outstanding shares of common stock	8,450	8,451
Basic earnings per share	$0.16	$0.67

Net income	$1,325	$5,686
Weighted average number of outstanding shares of common stock	8,450	8,451
Dilutive stock options	39	24

	8,489	8,475
Earnings per share assuming dilution	$0.16	$0.67